Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

October 10, 2023

Confidential and via edgar

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson Mr. Austin Pattan Ms. Lyn Shenk Mr. Abe Friedman

Re:	Alibaba Group Holding Limited Form 20-F for Fiscal Year Ended March 31, 2023 Filed July 21, 2023 File No. 001-36614

Dear Division:

On behalf of our client, Alibaba Group Holding Limited (the “Company”), we are submitting this letter in response to your correspondence dated September 27, 2023 (the “September 27 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on July 21, 2023.

In the September 27 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until October 26, 2023.

*          *          *

michael j.c.M. ceulen    marjory j. ding    daniel fertig    adam C. furber    YI GAO     MAKIKO HARUNARI    Ian C. Ho    JONATHAN HWANG   anthony d. king    jin hYUK park     ERIK P. WANG    christopher k.s. wong

resident partners
simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York    Beijing    Brussels    Houston    LONDON    Los Angeles    Palo Alto    SÃO PAULO    TOKYO    Washington,D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	October 10, 2023

In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:	Eddie Yongming Wu, Chief Executive Officer

Toby Hong Xu, Chief Financial Officer

Sara Siying Yu, General Counsel

Alibaba Group Holding Limited

Ricky Shin, Partner

Daniel Chan, Partner

Cynthia Ning, Partner

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